EXHIBIT 99.1

Zoom Telephonics Reports Results for the First Quarter of 2013

Boston, MA, May 6, 2013 –Zoom Telephonics, Inc. (“Zoom”) (OTCQB: ZMTP), a leading manufacturer of modems and other communication products, today reported net sales of $2.8 million for the first quarter ended March 31, 2013 (“Q1 2013”), down 29.2% from $4.0 million for the first quarter of 2012, due primarily to sales declines in North America.  Zoom reported a net loss of $334 thousand or $0.05 per share for Q1 2013, compared to Zoom’s net loss of $114 thousand or $0.02 per share for Q1 2012.

Gross profit was $704 thousand or 25.0% of net sales in Q1 2013, versus $989 thousand or 24.9% of net sales in Q1 2012.  The decrease in gross profit was primarily due to reduced sales.

Operating expenses were $1.02 million or 36.2% of net sales in Q1 2013 versus $1.10 million or 27.7% of net sales in Q1 2012.  Operating expenses in Q1 2013 were $81 thousand lower than in Q1 2012, primarily because of lower variable selling expenses due to lower sales.

Zoom’s cash balance on March 31, 2013 was $195 thousand, down slightly from December 31, 2012. Zoom’s $0.1 million decrease in bank debt and $0.3 million loss in Q1 2013 were the main reasons for the decrease in cash.  This was offset by Zoom’s $0.5 million decrease in net accounts receivable, which increased cash. Zoom’s current ratio was 2.2 on March 31, 2013.

 “Q1 2013 results were disappointing, especially sales weakness in North America,” said Frank Manning, Zoom’s President and CEO.  “This was partly due to a model change for our top-selling cable modem, and partly due to an increasingly competitive marketplace. We will continue to push for higher sales and lower expenses.  Development of our new ZoomGuardtm product line has come a long way, but we don’t expect volume shipments until mid-year 2013.  We need to regain cable modem sales momentum and to successfully launch ZoomGuard.”

Zoom has scheduled a conference call for Monday May 6, 2013 at 4:15 p.m. Eastern Time. You may access the conference call by dialing (866) 393-7958 and international callers may dial (706) 643-5255.  The conference ID is 68533851. The call will also be simulcast to stock analysts and other interested parties on Zoom’s website, www.zoomtel.com/Q1, and to other financial and investor-oriented websites.  Shortly after the conference call, a recording of the call will be available on Zoom’s website.  For additional information, please contact Investor Relations, Zoom Telephonics, 207 South Street, Boston, MA 02111, telephone (617) 753-0897, email investor@zoomtel.com, or visit Zoom’s website at www.zoomtel.com

About Zoom Telephonics

Founded in 1977 in Boston, Zoom Telephonics, Inc. designs, produces, markets, and supports modems and other communication products under the Zoom, Hayes®, and Global Village® brands. For more information about Zoom and its products, please see www.zoomtel.com.
###

Forward-looking Statements

This release contains forward-looking information relating to Zoom Telephonics’ plans, expectations, and intentions.  Actual results may be materially different from expectations as a result of known and unknown risks, including: the potential need for additional funding which Zoom may be unable to obtain; declining demand for certain of Zoom’s products; delays, unanticipated costs, interruptions or other uncertainties associated with Zoom’s production and shipping; Zoom’s reliance on several key outsourcing partners; uncertainty of key customers’ plans and orders; risks relating to product certifications; Zoom’s dependence on key employees; uncertainty of new product development and introduction for ZoomGuardtm and other products, including budget overruns, project delays, and the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated; Zoom’s ability to continue as a going concern; costs and senior management distractions due to patent-related matters; and other risks set forth in Zoom’s filings with the Securities and Exchange Commission. Zoom cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Zoom expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Zoom’s expectations or any change in events, conditions or circumstance on which any such statement is based.

ZOOM TELEPHONICS, INC.

Condensed Balance Sheets

In thousands, except for per share data

(Unaudited)

	03/31/13	12/31/12

ASSETS

Current assets:

Cash	$195	$196
Marketable securities	57	44
Accounts receivable, net	1,513	1,966
Inventories	2,671	2,630
Prepaid expenses and other	247	262

Total current assets	4,683	5,098

Property and equipment, net	43	26

Total assets	$4,726	$5,124

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Bank debt	$800	$911
Accounts payable	998	931
Accrued expenses	346	380

Total current liabilities	2,144	2,222

Total liabilities	2,144	2,222

Stockholders’ equity:

Common stock and additional paid-in capital	33,985	33,974
Accumulated other comprehensive income (loss)	357	368
Unrealized gain (loss) on securities	(256)	(269)
Retained earnings (accumulated deficit)	(31,504)	(31,171)

Total stockholders’ equity	2,582	2,902

Total liabilities & stockholders’ equity	$4,726	$5,124

ZOOM TELEPHONICS, INC.

Condensed Statements of Operations

In thousands, except for per share data

(Unaudited)
	Three Months Ended
	3/31/13	3/31/12

Net sales	$2,818	$3,978
Cost of goods sold	2,114	2,989

Gross profit	704	989

Operating expenses:
Selling	423	526
General and administrative	340	315
Research and development	258	260
Total operating expenses	1,021	1,101

Operating profit (loss)	(317)	(112)

Other income (expense), net	(16)	(1)

Income (loss) before income taxes	(333)	(113)

Income tax expense (benefit)	1	1

Net income (loss)	$(334)	$(114)

Earnings (loss) per share:
Basic Earnings (loss) per share	$(0.05)	$(0.02)
Diluted Earnings (loss) per share	$(0.05)	$(0.02)

Weighted average number of shares outstanding:
Basic	6,974	6,974
Diluted	6,974	6,974